MOL Plc.
Finance

14th December, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

04054003

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Michel-Marc Delcommune
Chief Strategy Officer

Enclosure

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
DEC 29 2004
WASH. D.C. 202

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

14 December 2004

MOL received public company status in Poland

On December 13, 2004 MOL Magyar Olaj-és Gázipari Részvénytársaság ("MOL") received the final, written decision of the Polish Securities and Exchange Commission regarding the granting of consent for the introduction into public trading in Poland of 110,361,617 ordinary registered series A shares of MOL ("Shares"), including 108,618,197 Shares already issued and 1,743,420 Shares which consist the conditional share capital of MOL, related to the convertible bond program, as well as the determination of the scope of information required to be published in connection with the introduction of Shares into public trading in Poland.

On 8 December 2004 the Warsaw Stock Exchange ("WSE") gave permission to list MOL Shares on the primary market of the WSE with the precondition that MOL has to publish its Polish language prospectus. MOL plans to publish the prospectus in the coming days. Trading on the WSE is expected to start in December.

The Budapest Stock Exchange will remain the primary market for MOL's shares. MOL's GDRs are also listed on the Luxembourg Stock Exchange and traded on the London Stock Exchange's market system, the International Order Book (IOB).

For further information, please contact:

Rupert Foster	Investor Relations	+ 36 1 464 4725
facsimile:		+ 36 1 464 1335
Catriona Cockburn	Citigate Dewe Rogerson	+ 44 (0) 207 282 2924

MOL HUNGARIAN OIL AND GAS PLC.

INVESTOR NEWS

15 December 2004

Mr. Zsolt Bari, member of the Supervisory Board at Explant Ltd. sold 2610 MOL shares at HUF 12,700 each on the Budapest Stock Exchange on 14 December 2004, with the assistance of IE New York Bróker Ltd., as investment service provider.